Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the operating results and financial position of Transition Therapeutics Inc. for the year ended June 30, 2014. This document should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS). This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the year ended June 30, 2014 as compared to the year ended June 30, 2013. This review was performed by management with information available as of September 19, 2014.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2015 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the potential for ELND005 to be effective for the treatment of Down syndrome; the timing and manner of future clinical development of ELND005; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence of neuropsychiatric symptoms like depression, anxiety, agitation and aggression in Alzheimer’s disease; the potential clinical benefit of ELND005 in the treatment of other disease indications; the development of TT401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients and obese individuals; the timing and manner of future clinical development of TT401 performed by Lilly; the engagement of third party manufacturers to produce the Company’s drug substances and products; the potential future in-licensing of additional drug candidates to expand the development pipeline; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

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This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” as described in the MD&A.

OVERVIEW

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity.

Highlights for the Company during the year ended June 30, 2014 and up to the date of this MD&A include the following:

ELND005:

•	April 7, 2014 – Transition provided a clinical development update on Transition Therapeutics Ireland Limited’s neuropsychiatric drug candidate, ELND005. The Company announced the decision to focus ELND005 development on the completion of current Phase 2 clinical studies in Agitation and Aggression in Alzheimer’s disease and a Phase 2a study in Down syndrome. A decision was also made to discontinue the clinical study of bipolar subjects following a commercial assessment of the size and length of the bipolar study, and costs and timelines for its completion. This decision was not based on any analysis of efficacy data and there were no adverse safety findings that contributed to this decision;

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•	February 28, 2014 – Transition announced the acquisition of an Irish domiciled company, the holder of all the development and commercialization rights of neuropsychiatric drug candidate, ELND005. Going forward, Transition’s wholly owned subsidiary, Transition Therapeutics Ireland Limited, will be responsible for all future development and commercialization activities of the ELND005 drug candidate. In parallel with this acquisition, Perrigo Company plc “(Perrigo”) has invested US$15 million and received 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition. Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received;

•	December 18, 2013 – Perrigo completed its acquisition of Elan Pharmaceuticals and all its subsidiaries. With this acquisition, Perrigo acquired all the rights and obligations of Elan under the collaboration agreement with Waratah, a wholly-owned subsidiary, for the development and commercialization of ELND005;

•	September 4, 2013 - Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2a clinical study of ELND005 in Down syndrome;

•	July 17, 2013 - Transition announced that the US Food and Drug Administration (“FDA”) has granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (“NPS”) in Alzheimer's disease (“AD”). The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation.

TT401:

•	May 15, 2014 – Transition announced the dosing of the first patient in a Phase 2 clinical study of TT401 (LY2944876), a drug candidate for the treatment of type 2 diabetes. The study is expected to enroll up to 375 type 2 diabetes subjects and will be performed by Transition's development partner, Eli Lilly and Company ("Lilly"). The objectives of the study will be to evaluate the safety and effectiveness of TT401 compared to once-weekly exenatide extended release and placebo.

•	April 7, 2014 – Transition provided a clinical development update and announced that a Phase 2 study of TT401 is in the final preparation stage with dosing expected to commence in calendar Q2 2014.

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Corporate Developments:

•	June 23, 2014 – Transition announced the closing of the private placement involving Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders of US$17 million by purchasing 3,195,487 units of the Company at a price of US$5.32 per unit;

•	February 28, 2014 – In parallel with the re-acquisition of the ELND005 rights, Transition announced that Perrigo has invested US$15 million and received 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition;

•	August 15, 2013 - Transition announced the closing of the private placement involving Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders of US$11 million by purchasing 2,625,300 units of the Company at a price of US$4.19 per unit.

STRATEGIC COLLABORATIONS

Perrigo

In 2006, Transition exclusively licensed the ELND005 technology to Elan for worldwide development and commercialization. Following amendment of that agreement in 2010, Elan held all development and commercialization rights to ELND005 and Transition became eligible to receive milestone and royalty payments with the successful advancement of ELND005. Transition has received US$40 million from Elan in upfront and achieved milestone payments. Perrigo acquired Elan in December 2013, including all Elan’s rights and obligations to the development of ELND005.

On February 28, 2014, Transition announced that after a series of transactions, Perrigo had transferred all of its ELND005 rights and assets under the collaboration agreement to the Company’s wholly owned subsidiary, Transition Therapeutics Ireland Limited. In parallel with this acquisition, Perrigo invested US$15 million and received 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition. Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received. Going forward, Transition Therapeutics Ireland Limited will be responsible for all future development and commercialization activities of the ELND005 drug candidate.

Lilly

(i)          Diabetes

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition received exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

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Under the terms of the agreement, Lilly received an up-front payment of $1,055,900 (US$1 million) which has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

In June 2013, Lilly exercised its option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study; the first installment of US$6 million has been paid subsequent to the year ended June 30, 2014 when the study achieved 20% patient enrollment. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds.

(ii)         Osteoarthritis Pain

On July 23, 2013, Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT601") from Lilly for the treatment of osteoarthritis pain. On April 7, 2014, the Company announced there would be no further development of TT601. This decision was made after expanded toxicology study data and regulatory interactions revealed the development plan would be restricted and timelines delayed. Under the terms of the agreement with Lilly, the rights to TT601 have been returned to Lilly and the Company has no further funding obligations to Lilly for the development of TT601.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

Alzheimer’s Disease:

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. Approximately 90% of Alzheimer’s disease patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive neuropsychiatric symptoms in Alzheimer’s disease and are associated with increased morbidity and caregiver burden.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

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Current U.S. Food and Drug Administration approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for therapies to address Alzheimer’s disease patient’s neuropsychiatric symptoms and declines in cognitive ability.

Down Syndrome:

Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer’s dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signaling.

CLINICAL DEVELOPMENT UPDATE

ELND005 for Neuropsychiatric Diseases

Transition Therapeutics Ireland Limited is developing neuropsychiatric drug candidate ELND005, (scyllo-inositol). ELND005 is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development. The Phase 2 study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

Currently, there are two Phase 2 clinical studies of ELND005 being performed:

(a)          Agitation and Aggression in Alzheimer’s Disease

On November 27, 2012, the first patient was enrolled in a Phase 2 clinical trial of ELND005 for the treatment of agitation/aggression in patients with mild to severe Alzheimer’s disease. The objectives of the study are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who are experiencing at least moderate levels of agitation/aggression. This ongoing clinical study (AG201) is called the “Harmony AD” study (www.harmonyadstudy.com) and has a projected enrollment of up to 400 subjects. Enrollment is expected to be completed by the first quarter of calendar 2015 with results from the study expected around the middle of the calendar year. A safety extension study (Study “AG251”) is ongoing and is enrolling subjects who have completed the placebo-controlled “HarmonyAD” study. To date, the large majority of subjects completing the “HarmonyAD” study are participating in the AG251 extension study.

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(b)          Down Syndrome

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down syndrome. This study evaluates the safety, pharmacokinetics of ELND005 and includes selected cognitive and behavioral measures over a one-month treatment period. The Phase 2a study of ELND005 in young adult subjects with Down syndrome has completed enrollment and the data from this study are expected to be available before the end of calendar 2014. Following the completion of this study, depending on the data and the advice from regulatory agencies and experts in the field, the next step in development would be a larger Phase 2b study in Down syndrome subjects.

The ELND005 technology is claimed in multiple issued patents and pending patent applications in many jurisdictions throughout the world.

Expenditures for the ELND005 Program

On February 28, 2014, Transition announced that after a series of transactions, Perrigo has transferred all of its ELND005 rights and assets to the Company’s wholly owned subsidiary, Transition Therapeutics Ireland Limited. As a result, effective March 1, 2014, Transition Therapeutics Ireland Limited is responsible for all future development and commercialization activities of the ELND005 drug candidate. During the four month period ended June 30, 2014, the Company incurred approximately $11,800,000 in clinical trial and development costs relating to ELND005. Prior to the acquisition, Transition was not required to fund the development or commercialization of ELND005 and accordingly, development costs were nil during fiscal 2013.

TT401 / TT402

Development of TT401 and TT402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

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Clinical Development of TT401 (LY2944876)

On March 3, 2010, Transition announced that it had acquired the exclusive worldwide rights to develop and potentially commercialize a series of preclinical compounds from Lilly in the area of diabetes. In preclinical diabetes models, these compounds showed potential to provide glycemic control and other beneficial effects including weight loss.

On June 18, 2012, Transition announced the results of the Phase 1 clinical study of type 2 diabetes drug candidate, TT401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT401. TT401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

On June 17, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT401 and associated financial arrangements. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401. In May, 2014, Transition announced the dosing of the first patient in a Phase 2 clinical study of TT401. The study is expected to enroll up to 375 type 2 diabetes subjects and will be performed by Transition's development partner Lilly. The objectives of the study will be to evaluate the safety and effectiveness of TT401 compared to once-weekly exenatide extended release and placebo.

Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase 2 clinical study. The first installment of US$6 million has been paid subsequent to the year ended June 30, 2014 when the study achieved 20% patient enrollment.

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Expenditures for the TT401/402 Program

During the years ended June 30, 2014 and 2013, the Company incurred direct research and development costs for this program as follows:

TT401/402 Program (1)	Fiscal 2014	Fiscal 2013
Pre-clinical studies	$7,488	$1,380,015
Clinical studies	87,379	2,012,758
Manufacturing	(37,419)	1,141,844
Other direct research	37,803	169,407
TOTAL	$95,251	$4,704,024

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

TT601 for Osteoarthritis Pain

Clinical Development of TT601

On April 7, 2014, the Company announced there would be no further development of TT601. This decision was made after expanded toxicology study data and regulatory interactions revealed the development plan would be restricted and timelines delayed. Under the terms of the agreement with Lilly, the rights to TT601 have been returned to Lilly and the Company has no further funding obligations to Lilly for the development of TT601.

Expenditures for the TT601 Program

During the years ended June 30, 2014 and 2013, the Company incurred direct research and development costs for this program as follows:

TT601 Program (1)	Fiscal 2014	Fiscal 2013
Pre-clinical studies	$801,094	$-
Clinical studies	72,205	-
Manufacturing	373,013	-
Other direct research	81,401	-
TOTAL	$1,327,713	$-

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits, amortization of intangible assets or an allocation of Company overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company and or its partners, must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

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OVERALL PERFORMANCE

During the year ended June 30, 2014, the Company recorded a net loss of $21,782,255 ($0.72 loss per common share) compared to net income of $23,297 ($0.00 income per common share) for the year ended June 30, 2013.

During the fiscal year ended June 30, 2014, the Company reported an increase in net loss of $21,805,552 compared to the fiscal year ending June 30, 2013. The increase in net loss is largely attributed to the decrease in revenue recognized during the current year. In fiscal 2013 the Company recognized $17,933,500 as revenue which is comprised of the milestone payment of $10,815,200 (US$11,000,000) received from Elan upon their commencement of the next ELND005 clinical trial and the milestone payment of $7,118,300 (US$7,000,000) received from Lilly upon exercising its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. The increase in net loss is also attributed to increased research and development costs relating to the ELND005 asset, the settlement of a pre-existing relationship recognized in connection with the re-acquisition of the ELND005, increased general and administration expenses and decreased foreign exchange gains. The increase in net loss has been partially offset by the change in fair value of contingent consideration payable recognized during the year.

At June 30, 2014, the Company’s cash and short term investments were $60,271,566. During fiscal 2014, the Company raised gross proceeds of approximately US$43 million:

(i)	on August 15, 2013, the Company announced the closing of its private placement financing issuing 2,625,300 units of the Company to existing shareholders, board members and management at a price of US$4.19 per unit, raising gross proceeds of $11,439,000 (US$11.0 million). Each unit consisted of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. The Company incurred total share issuance costs of $521,000, resulting in net cash proceeds of approximately $10,918,000. If and when all of the warrants are exercised, the Company will realize an additional US$10.7 million in proceeds;

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(ii)	on February 28, 2014, the Company issued 2,255,640 common shares to a subsidiary of Perrigo for gross proceeds of $16,422,000 (US$15.0 million). The Company incurred total share issuance costs of $59,000, resulting in net cash proceeds of approximately $16,363,000; and

(iii)	on June 23, 2014, the Company announced the closing of its private placement financing issuing 3,195,487 units of the Company to existing shareholders, board members and management at a price of US$5.32 per unit, raising gross proceeds of $18,319,000 (US$17.0 million). Each unit consisted of one common share and 0.61 Common Share purchase warrant with a purchase price of US$7.10 per whole warrant. The Company incurred total share issuance costs of $106,000, resulting in net cash proceeds of approximately $18,213,000. If and when all of the warrants are exercised, the Company will realize an additional US$13.8 million in proceeds.

In light of the financing initiatives undertaken during fiscal 2014, the Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected financial information from the audited consolidated financial statements of the Company for each of the three most recently completed financial years.

	June 30,	June 30,	June 30,
	2014	2013	2012
	$	$	$
Revenue	—	17,933,500	—
Net income (loss) (1)	(21,782,255)	23,297	(12,269,845)
Basic and diluted net income (loss) per common share	(0.72)	0	(0.48)
Total assets	68,907,236	37,807,955	37,093,030
Total long-term liabilities (2)	3,849,718	1,457,821	1,469,253
Cash dividends declared per share	—	—	—

Note (1) Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.

Note (2) Total long-term liabilities is comprised of contingent consideration payable and leasehold inducement as set forth in the Company’s audited consolidated financial statements for the years ended June 30, 2014 and 2013.

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ANNUAL RESULTS – YEAR ENDED JUNE 30, 2014 COMPARED TO YEAR ENDED JUNE 30, 2013

RESULTS OF OPERATIONS

Revenue

Revenue is nil in the year ended June 30, 2014 compared to $17,933,500 for the year ended June 30, 2013.

In fiscal 2013 the Company recognized $17,933,500 as revenue which is comprised of the milestone payment of $10,815,200 (US$11,000,000) received from Elan upon their commencement of the next ELND005 clinical trial and the milestone payment of $7,118,300 (US$7 million) received from Lilly upon exercising its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401.

Research and Development

Research and development expenses increased $8,504,513 or 96% from $8,862,872 for the fiscal year ended June 30, 2013 to $17,367,385 for the fiscal year ended June 30, 2014.

The increases in research and development expenses are primarily due to increases in clinical development costs related to the re-acquired rights to the drug candidate ELND005 as well as the costs associated with the pre-clinical research on TT601. The increase in research and development costs have been partially offset by decreases in clinical development costs associated with diabetes drug candidate TT401/TT402 as well as decreased amortization resulting from the write off of the TT301/302 technology.

The Company anticipates that research and development expenses will increase significantly during fiscal 2015 as the Company continues to fund the clinical development of the ongoing Phase 2 clinical trial of ELND005 in agitation and aggression in Alzheimer’s disease and will also pay US$14 million to Lilly in three separate installments to help fund the ongoing Phase 2 clinical study of diabetes drug candidate TT401.

General and Administrative

General and administrative expenses increased by $1,168,782 or 33% from $3,557,792 for the fiscal year ended June 30, 2013 to $4,726,574 for the fiscal year ended June 30, 2014.

The increases in general and administrative expenses are primarily due to increases in legal and professional fees as well as increased business and corporate development activities.

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The Company anticipates that general and administrative expenses will remain relatively consistent during fiscal 2015.

Impairment of Intangible Assets

Impairment of intangible assets is nil for the year ended June 30, 2014 compared to $6,545,821 for the year ended June 30, 2013.

During fiscal 2013, the Company decided to no longer develop TT301 and TT302, the compounds acquired from NMX. Accordingly, the Company recognized an impairment loss of $6,545,821.

Settlement of a Pre-existing Relationship

During the year ended June 30, 2014, the Company recognized an expense of $3,096,186 as a settlement of a pre-existing relationship relating to the collaboration agreement with Elan. The Company did not recognize a settlement during the comparative year ended June 30, 2013.

Change in Fair Value of Contingent Consideration Payable

The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. On February 28, 2014, the Company became responsible for the development of ELND005 and accordingly has re-evaluated the development program timelines and adjusted the estimate relating to the timing of the milestone payments. Accordingly, the Company has recognized a change in fair value of contingent consideration payable of $2,911,218 during the year ended June 30, 2014. There was no change in fair value recognized during the comparative period ended June 30, 2013.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2014.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
2014
Revenue	-	-	-	-	-
Net income (loss) (1)	$(2,331,186)	$(1,253,772)	$(5,067,292)	$(13,130,005)	$(21,782,255)
Basic and diluted net income (loss) per common share	$(0.08)	$(0.04)	$(0.17)	$(0.43)	$(0.72)
2013
Revenue	$10,815,200	-	-	$7,118,300	$17,933,500
Net income (loss) (1)	$7,736,046	$(2,754,534)	$(2,903,331)	$(2,054,884)	$23,297
Basic and diluted net income (loss) per common share	$0.29	$(0.10)	$(0.11)	$(0.08)	$-

Note (1) Net income (loss) before discontinued operations was equivalent to the net income (loss) for such periods.

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The fluctuations of Transition’s quarterly results are primarily due to the recognition of up-front and licensing fees relating to the Elan and Lilly agreements, recognition of an impairment loss relating to the TT301/TT302 technology, and changes in: activity levels of the clinical trials being performed by the Company; foreign exchange gains and losses; and business and corporate development costs.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2014 and June 30, 2013:

	2014	2013
	($)	($)
Revenue – Licensing fees	-	7,118,300
Research and development, net	10,464,484	2,286,536
General and administrative	1,673,616	1,020,593
Impairment of intangible assets	-	6,545,821
Interest income	56,250	38,761
Net loss	13,130,005	2,054,884

Review of Operations

For the three month period ended June 30, 2014, the Company’s net loss increased by $11,051,093 or 538% to $13,130,005 compared to $2,054,884 for the same period in fiscal 2013.

Revenue was nil and $7,118,300 for the three month period ending June 30, 2014 and 2013, respectively. During the fourth quarter of fiscal 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. Transition received $7,118,300 (US$7 million) milestone payment, which has been recognized as revenue during the fourth quarter of fiscal 2013.

Research and development expenses increased by $8,177,948 or 358% to $10,464,484 compared to $2,286,536 for the same period in fiscal 2013. This increase was primarily due to an increase in clinical development costs related to the re-acquired rights to the drug candidate ELND005 and pre-clinical research on TT601, which has been partially offset by decreases in clinical development costs associated with diabetes drug candidate TT401/TT402 as well as decreased amortization resulting from the write off of the TT301/302 technology.

General and administrative expenses increased by $653,023 or 64% to $1,673,616 from $1,020,593 for the same period in fiscal 2013. This increase was primarily due to increases in legal and professional fees as well as increased business and corporate development activities.

Impairment of intangible assets was nil for the three month ending June 30, 2014 and $6,545,821 for the comparable period ended June 30, 2013. During the three-month period ended June 30, 2013, the Company assessed the TT301/302 compounds for impairment and determined that the recoverable amount of the compounds was nil. Accordingly, the Company has recognized an impairment loss of $6,545,821 during the fourth quarter of fiscal 2013.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective estimates and judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

(a)          Estimates

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life of 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. In light of the series of agreements the Company entered into with Perrigo relating to the ELND005 technology, management reviewed the estimate of the remaining useful life of the ELND005 technology and extended it to 12 years. Accordingly, the change in estimate resulted in a decrease in amortization expense of $108,774 being recognized during the year ended June 30, 2014.

The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized. An impairment loss of $6,545,821 was recognized in the fourth quarter of fiscal 2013 to write off the intangible asset related to TT301 as a result of management’s decision to terminate the program.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

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(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products including regulatory approval and achievement of revenue targets. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $1,173,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $1,173,000; and

(b)	The probability adjusted cash flows are discounted at a rate of 22.7% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $885,502. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $1,215,524.

Share Based Payments and Warrants

When the Company issues stock options and warrants, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

(b)	Judgments

Recognition of Revenue

The Company has recognized as revenue all amounts that have been received under the contracts with Elan and Lilly. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

Settlement of a Pre-Existing Relationship

The Company has determined that the transactions entered into with Perrigo on February 28, 2014 have resulted in the re-acquisition of the rights to the development and commercialization of ELND005 previously licensed to Elan which in accordance with IFRS must be accounted for as a settlement of a pre-existing relationship (the collaboration agreement between Waratah and Elan).  Accordingly, the company expensed $3,096,186 in fiscal 2014 as the cost related to the settlement of the pre-existing relationship.

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ACCOUNTING CHANGES

The following accounting policies have been adopted effective July 1, 2013:

IFRS 10 – Consolidated Financial Statement, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaced SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not impact the Company’s consolidated financial statements;

IFRS 12 – Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interest in other entities. The adoption of IFRS 12 did not have an impact on the Company’s consolidated financial statements; and

IFRS 13 – Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in a transaction between market participants, at the measurement date. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any adjustments to the Company’s consolidated financial statements..

IFRS ISSUED BUT NOT YET ADOPTED

IAS 36 – Impairment of Assets

IAS 36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company has not determined the impact of the adoption of this IFRS on the Company’s consolidated financial statements.

IFRS 2 – Share Based Payments

IFRS 2 has been amended to clarify the definition of vesting conditions. The amendments are effective for annual periods beginning on or after July 1, 2014. The Company has not determined the impact of the adoption of IFRS 2 on the Company’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with some informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory for all IFRS reporters and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied in an entity`s first annual IFRS financial statements for periods beginning on or after January 1, 2017 and early adoption is permitted. Management is evaluating the standard and has not yet determined the impact on its consolidated financial statements.

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INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the Company’s CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2014 as required by Canadian securities legislation. Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2014, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (“COSO”) in Internal Control-Integrated Framework. The Company’s management, including the CEO and CFO, concluded that, as of June 30, 2014, the Company’s internal control over financial reporting was effective based on the criteria in Internal Control — Integrated Framework issued by COSO.

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2014 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report in the Company’s audited consolidated financial statements for the year ended June 30, 2014.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2014 of $171,115,171. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company’s cash and short term investments were $60,271,566 at June 30, 2014 as compared to $28,125,639 at June 30, 2013, resulting in an increase of $32,145,927. The Company’s working capital position at June 30, 2014 increased $29,272,146 from $25,505,725 at June 30, 2013 to $54,777,871 at June 30, 2014.

The increase in the Company’s cash and short term investments as well as the increase in working capital is primarily due to the net proceeds of $16.4 million received from Perrigo in exchange for 2,255,640 Transition common shares as well as the $11.4 million and $18.3 million received from the private placement equity financings which closed on August 15, 2013 and June 23, 2014 respectively.

The increase in the Company’s cash and short term investments as well working capital has been partially offset by expenditures incurred during the fiscal year ended June 30, 2014.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

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The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial Instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to investments and purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total
Lilly Phase 2	$14,938,000	$-	$-	$-	$14,938,000
Operating leases	235,705	58,481	-	-	294,186
Collaboration Agreements	38,412	-	-	-	38,412
Clinical and toxicity study agreements	11,970,506	1,642,532	-	-	13,613,038
Manufacturing agreements	128,049	-	-	-	128,049
Contingent Consideration Payable	-	2,847,759	-	50,748,760	53,596,519
Other	482,012	-	-	-	482,012
TOTAL	$27,792,684	$4,548,772	$-	$50,748,760	$83,090,216

Contractual obligations denominated in US dollars have been translated to Canadian dollars using the exchange rate at June 30, 2014.

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PROPOSED TRANSACTIONS

On July 19, 2013, the Company’s shelf registration statement filed with the United States Securities and Exchange Commission on Form F-3 became effective. The shelf prospectus provides for the potential offering in the United States of up to an aggregate amount of US$50 million of Transition's common shares, warrants, or a combination thereof, from time to time in one or more offerings until July 19, 2016. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

RELATED PARTY TRANSACTIONS

During fiscal 2014, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies was $4,000 [2013 – nil] and are included in general and administrative expenses. The balance owing at June 30, 2014 and 2013 is nil.

Members of the Company’s Board of Directors, management and employees participated in both the August, 2013 and June, 2014 private placements.

These transactions occurred in the normal cause of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 19, 2014, the Company has 35,306,183 common shares outstanding.

Stock Options

During the year ended June 30, 2014, the Company issued a total of 742,000 stock options, as follows:

(i)	on June 12, 2014, the Company issued 682,000 stock options with an exercise price of $6.00 and an expiry date of June 12, 2024; and

(ii)	on June 30, 2014, the Company issued 60,000 stock options with an exercise price of $7.47 and an expiry date of June 30, 2024.

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As at September 19, 2014 the Company has 2,303,319 stock options outstanding with exercise prices ranging from $2.09 to $7.47 and various expiry dates extending to June 30, 2024. At September 19, 2014, on an if-converted basis, these stock options would result in the issuance of 2,303,319 common shares in the capital of the Company at an aggregate exercise price of $8,999,867.

Warrants

During the year ended June 30, 2014, the Company issued a total of 3,852,591 warrants, as follows:

(i)	on August 15, 2013, the Company issued 853,223 warrants with a purchase price of US$4.60 and 1,050,118 warrants with a purchase price of US$6.50; and

(ii)	on June 23, 2014, the Company issued 1,949,250 warrants with a purchase price of US$7.10.

Each warrant entitles the holder, within two years of the issuance date, to purchase one additional common share in the capital of the Company.

RISKS AND UNCERTAINTIES

Investing in the Company’s securities involves a high degree of risk. Before making an investment decision, individuals should carefully consider the following risk factors, in addition to the other information provided in this MD&A and the Company’s other disclosure documents filed on www.sedar.com.

The Company will require significant additional financing and it may not have access to sufficient capital.

The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Company may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Company to fund its research and clinical trials, and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company’s ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

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The Company has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Company has incurred significant losses each year and expects to incur significant operating losses as the Company continues product research and development and clinical trials. There is no assurance that the Company will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Company may not be able to sustain or increase profitability.

We are an early stage development company in an uncertain industry.

The Company is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost. If the Company’s products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Company.

The Company is subject to a strict regulatory environment.

None of the Company’s product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Company intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices (“GMP”) during production and storage as well as regulation of marketing activities including advertising and labelling.

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The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Company’s ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Company’s product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Company can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Company seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in light of the extensive regulatory environment in which the Company’s business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, the Company may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Company may never obtain the required regulatory approvals for any of its product candidates.

The Company is faced with uncertainties related to its research.

The Company’s research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Decisions regarding future development activities may be based on results from completed studies or interim results from on-going studies or projections derived from interim or administrative analyses of studies not yet completed. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company’s targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

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If difficulties are encountered enrolling patients in the Company’s clinical trials, the Company’s trials could be delayed or otherwise adversely affected.

Clinical trials for the Company’s product candidates require that the Company identify and enrol a large number of patients with the disorder under investigation. The Company may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company’s clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Company’s product candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company’s human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If the Company, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of the Company’s products.

The Company may not achieve its projected development goals in the time frames announced and expected.

The Company sets goals for and makes public statements regarding the timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company’s clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products.

There can be no assurance that the Company’s clinical trials will be completed, that the Company will make regulatory submissions or receive regulatory approvals as planned. If the Company fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

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If the Company fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

The Company’s ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Company has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Company’s human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Company to sell its products on a competitive basis. The Company may not be able to negotiate favourable reimbursement rates for its human therapeutic products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Company’s commercial opportunity and reduce any associated revenue and profits. The Company expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Company or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If the Company fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Company may not obtain adequate protection for its products through its intellectual property.

The Company’s success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including the Company, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Company may not provide the Company with any competitive advantage. The Company’s patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Company’s will circumvent its patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Company may be required to disclaim part of the term of certain patents. There may be prior applications of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by the Company as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company’s patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or product would be found by a court to infringe the Company’s patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Company. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary products which are patentable.

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Patent applications relating to or affecting the Company’s business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Company’s technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain. The Company could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Company’s granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. The Company generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Company’s employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Company’s exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company’s proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Company or otherwise gain access to the Company’s trade secrets.

The Company currently has the right to use certain technology under license agreements with third parties. The Company’s failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Company to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

The Company may infringe the intellectual property rights of others.

The Company’s commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Company is not aware that its products infringe or patents, that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Company is unaware that may later result in issued patents that its products infringe.

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The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer’s disease, diabetes and other relevant indication areas. In the event of infringement or violation of another party’s patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company’s products or lead to prohibition of the manufacture or sale of the products.

Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company’s involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Company to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

The Company operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from healthcare companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company’s technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors’ products or processes could have a material adverse effect on the Company’s product candidates, including its clinical candidates or its lead compounds.

The market price of the Company’s Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company’s Common Shares may experience a high level of volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Company’s products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Company, (iii) other announcements by the Company or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Company’s product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Company’s revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Company, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Company’s Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

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In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Company’s operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Company’s stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

The Company is highly dependent on third parties.

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company will be able to obtain such materials and services.

The Company is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Company is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Company’s success. Competition for skilled personnel is intense, and the Company’s ability to attract and retain qualified personnel may be affected by such competition.

The Company’s business involves the use of hazardous materials which requires the Company to comply with environmental regulation.

The Company’s discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the Company’s resources. The Company may not be adequately insured against this type of liability. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

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Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Company’s future financial position or results of operations.

Compliance with changing regulations regarding corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Future healthcare reforms may produce adverse consequences.

Healthcare reform and controls on healthcare spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which healthcare services are provided. Potential approaches and changes in recent years include controls on healthcare spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Company could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Company’s ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

The Company faces an unproven market for its future products.

The Company believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Company’s products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Company or its collaborative partners may develop.

The Company may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Company to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

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The Company may encounter unforeseen emergency situations and information technology breaches.

Despite the implementation of security measures, any of the Company’s, its collaborators’ or its third party service providers’ internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Company’s operations. Likewise, data privacy or security breaches by employees and others with permitted access to our systems, including in some cases third-party service providers to which we may outsource certain business functions, may pose a risk that sensitive data, including intellectual property or personal information, may be exposed to unauthorized persons or to the public. While we have invested in the protection of data and information technology, there can be no assurance that our efforts will prevent service interruptions, or identify breaches in our systems, that could adversely affect our business and/or result in the loss of critical or sensitive information, which could result in financial, legal, business or reputational harm to us.

The Company’s technologies may become obsolete

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company’s technologies obsolete, less competitive or less marketable.

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005 can potentially cause adverse events. Most recently, together with our collaborator, Elan, we completed a Phase 2 study that evaluated three dose groups of ELND005 and a placebo group in mild to moderate Alzheimer’s disease patients. The study included four treatment arms: placebo, 250mg bid, 1000mg bid and 2000mg bid. The two high dose ELND005 groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

Of the 351 subjects who received study drug, a total of 171 subjects received either 250mg bid or placebo, the rest were in the two discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was five and four in the 1000mg bid and 2000mg bid dose groups versus one and zero in the 250mg bid and placebo groups, respectively. These deaths occurred between August 2008 and November 2009. The study’s independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug could not be determined.

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The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%). Because our product candidates have been tested in relatively small patient populations and for limited durations, additional adverse events may be observed as their development progresses.

Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product, the material adverse consequences that may arise, include, but are not limited to:

•	regulatory authorities may withdraw their authorization, approval, or other permission to test or market the candidate product;
•	we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
•	a product may become less competitive and product sales may decrease; or
•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of such products.

We may be subject to costly product liability claims and may not have adequate insurance

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects.  We currently maintain product liability insurance for our clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates.  We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

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